MASTERWORKS

AVAILABLE NOW: Boetti ($700,000 | 15.4% | 0.74)



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Alighiero Boetti



Price Appreciation of Similar Works

15.4%*

Market Risk-Adjusted Appreciation

0.74 vs. **0.48** vs. **0.55**

Boetti's Market | All Art Market | S&P 500

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Investments are often compared through risk-adjusted appreciation, which is measured using the appreciation rate as well as the volatility of that investment. This is typically referred to as a "Sharpe Ratio." Volatility represents how likely you are to achieve an appreciation rate in the future, based on historical data. Higher volatility generally means more risk, and lower volatility generally means less risk.

Risk-Adjusted Appreciation: Reflects the average annualized artist market appreciation or depreciation of repeat sales at public auction for a specific artist (paintings only) minus the risk-free rate, divided by the volatility (as measured by standard deviation) of those returns in that artist's market. For any particular artist market, this reflects a time range of the earliest purchase price date for all repeat sales, ending on the last sale date for that artist for their repeat sales.

All-Art: Reflects the average of the annual returns (between 1995 - 2021 annualized) minus the risk-free rate, divided by the volatility (as measured by standard deviation) of those returns. The Masterworks Repeat-Sale Pair Index of All Art is calculated using Standard & Poor's CoreLogic Case-Shiller Home Price Indices Methodology.

S&P: Reflects the average of the annual returns (between 1995 - 2021 annualized) minus the risk-free rate divided by the volatility (as measured by standard deviation) of those returns.

Sources: Masterworks internal analysis. Bloomberg - S&P 500 is represented by SPXT Index. Risk Free rate uses the 25-year monthly average of the 3-month Treasury Bill, per FRED.

*The set of similar sales comprise tapestries by Alighiero Boetti with the following criteria: colorful "Arazzi" that measure between 38 inches by 38 inches and 47 inches by 47 inches, include roman alphabet letters and farsi script. Excluded from the set were Arazzi that have black and white passages, such as those in the shape of a cross or square, or have a white background. The data was sourced from publicly available auction records and does not include private sales.